This appendix is not available as an online form Please fill in and submit as a PDF announcement +Rule 3.10.3A, 3.10.3B, 3.10.3C + See chapter 19 for defined terms 31 January 2020 Page 1 Appendix 3G Notification of issue, conversion or payment up of equity +securities Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. If you are an entity incorporated outside Australia and you are issuing a new class of +securities other than CDIs, you will need to obtain and provide an International Securities Identification Number (ISIN) for that class. Further information on the requirement for the notification of an ISIN is available from the Create Online Forms page. ASX is unable to create the new ISIN for non-Australian issuers. *Denotes minimum information required for first lodgement of this form, with exceptions provided in specific notes for certain questions. The balance of the information, where applicable, must be provided as soon as reasonably practicable by the entity. Part 1 – Entity and announcement details Question no Question Answer 1.1 *Name of entity We (the entity here named) give notice of the issue, conversion or payment up of the following unquoted +securities. Rio Tinto Limited 1.2 *Registration type and number Please supply your ABN, ARSN, ARBN, ACN or another registration type and number (if you supply another registration type, please specify both the type of registration and the registration number). 96 004 458 404 1.3 *ASX issuer code RIO 1.4 *This announcement is Tick whichever is applicable. ☒ A new announcement ☐ An update/amendment to a previous announcement ☐ A cancellation of a previous announcement 1.5 *Date of this announcement 25 March 2021 EXHIBIT 99.13

This appendix is not available as an online form Appendix 3G Please fill in and submit as a PDF announcement Notification of issue, conversion or payment up of equity +securities + See chapter 19 for defined terms 31 January 2020 Page 2 Part 2 – Type of issue Question No. Question Answer 2.1 *The +securities the subject of this notification are: Select whichever item is applicable. If you wish to notify ASX of different types of issues of securities, please complete a separate Appendix 3G for each type of issue. ☐ +Securities issued as a result of options being exercised or other +convertible +securities being converted and that are not to be quoted on ASX ☐ Partly paid +securities that have been fully paid up and that are not to be quoted on ASX ☒ +Securities issued under an +employee incentive scheme that are not being immediately quoted on ASX ☐ Other [please specify] If you have selected ‘other’ please provide the circumstances of the issue here: 2.2a.1 Please state the number and type of +securities (including their ASX security code) issued under an +employee incentive scheme that are not being immediately quoted on ASX Answer this question if your response to Q2.1 is “securities issued under an employee incentive scheme that are not being immediately quoted on ASX”. 667,466 Rights to Rio Tinto Limited ordinary shares (Shares) granted under the Rio Tinto Limited Equity Incentive Plan (EIP), being: - 25,066 Rights to Shares granted by way of Bonus Deferral Awards under the EIP; - 213,158 Rights to Shares granted by way of Performance Share Awards under the EIP; - 429,242 Rights to Shares granted by way of Management Share Awards under the EIP 2.2c.2 *Please attach a document or provide details of a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms. Answer this question if your response to Q2.1 is “securities issued under an employee incentive scheme that are not being immediately quoted on ASX”. Rio Tinto Limited EIP rules attached. 2.2c.3 *Are any of these +securities being issued to +key management personnel (KMP) or an +associate Answer this question if your response to Q2.1 is “securities issued under an employee incentive scheme that are not being immediately quoted on ASX”. Yes

This appendix is not available as an online form Appendix 3G Please fill in and submit as a PDF announcement Notification of issue, conversion or payment up of equity +securities + See chapter 19 for defined terms 31 January 2020 Page 3 2.2c.3.a *Provide details of the recipients and the number of +securities issued to each of them. Answer this question if your response to Q2.1 is “securities issued under an employee incentive scheme that are not being immediately quoted on ASX” and your response to Q2.2c.3 is “Yes”. Repeat the detail in the table below for each KMP involved in the issue. If the securities are being issued to the KMP, repeat the name of the KMP or insert “Same” in “Name of registered holder”. If the securities are being issued to an associate of a KMP, insert the name of the associate in “Name of registered holder”. Name of KMP Name of registered holder Number of +securities Sinead Kaufman Computershare Trustees (Jersey) Limited on behalf of Ms Kaufman - 1,408 Rights to Shares granted by way of Bonus Deferral Awards under the EIP - 41,207 Rights to Shares granted by way of Performance Share Awards under the EIP 2.3 *The +securities being issued are: Tick whichever is applicable ☒ Additional +securities in an existing unquoted class that is already recorded by ASX ("existing class") ☐ New +securities in an unquoted class that is not yet recorded by ASX ("new class") Part 3A – number and type of +securities being issued (existing class) Answer the questions in this part if your response to Q2.3 is “existing class”. Question No. Question Answer 3A.1 *ASX security code & description RIOAL 3A.2 *Number of +securities being issued 667,466 Rights to Shares granted under the EIP, being: - 25,066 Rights to Shares granted by way of Bonus Deferral Awards under the EIP; - 213,158 Rights to Shares granted by way of Performance Share Awards under the EIP; - 429,242 Rights to Shares granted by way of Management Share Awards under the EIP. 3A.3a *Will the +securities being issued rank equally in all respects from their issue date with the existing issued +securities in that class? Yes

This appendix is not available as an online form Appendix 3G Please fill in and submit as a PDF announcement Notification of issue, conversion or payment up of equity +securities + See chapter 19 for defined terms 31 January 2020 Page 4 Part 4 – Issue details Question No. Question Answer 4.1 *Have the +securities been issued yet? Yes 4.1a *What was their date of issue? Answer this question if your response to Q4.1 is “Yes”. 18 March 2021 4.2 *Are the +securities being issued for a cash consideration? If the securities are being issued for nil cash consideration, answer this question “No”. No 4.2c Please describe the consideration being provided for the +securities Answer this question if your response to Q4.2 is “No”. Nil consideration under the EIP Rules.

This appendix is not available as an online form Appendix 3G Please fill in and submit as a PDF announcement Notification of issue, conversion or payment up of equity +securities + See chapter 19 for defined terms 31 January 2020 Page 5 Part 5 – Unquoted +securities on issue Following the issue of the +securities the subject of this application, the unquoted issued +securities of the entity will comprise: Note: the figures provided in the table in section 5.1 below are used to calculate part of the total market capitalisation of the entity published by ASX from time to time. Please make sure you include in the table each class of unquoted securities issued by the entity. Restricted securities should be included in table 5.1. 5.1 *ASX security code and description *Total number of +securities on issue Matching Share Rights granted under myShare 879,1731 Rights to Shares granted by way of Bonus Deferral Awards under the Rio Tinto Limited Equity Incentive Plan (EIP) 102,3892 Rights to Shares granted under the Rio Tinto Limited Performance Share Plan, or by way of Performance Share Awards under the EIP 1,397,5693 Rights to Shares granted under the Rio Tinto Limited Management Share Plan, or by way of Management Share Awards under the EIP 1,308,0374 Special Voting Share5 1 DLC Dividend Share6 1 1 This includes an adjustment of -85,883 Matching Share Rights to the total number of Matching Share Rights disclosed in the Appendix 3G submitted on 25 January 2021, as a result of lapses of rights, vesting of rights, and adjustments to the number of rights upon vesting for the value of dividends which would have accrued on the unvested entitlements had they been fully vested on the award date. All vestings are satisfied by way of on-market purchases. 2 This includes an adjustment of -2,674 Rights to Shares to the total number of Rights to Share disclosed in the Appendix 3G submitted on 25 January 2021, as a result of lapses of rights, vesting of rights, and adjustments to the number of rights upon vesting for the value of dividends which would have accrued on the unvested entitlements had they been fully vested on the award date. All vestings are satisfied by way of on-market purchases. 3 This includes an adjustment of -187,666 Rights to Shares to the total number of Rights to Share disclosed in the Appendix 3G submitted on 25 January 2021 as a result of lapses of rights, vesting of rights, and adjustments to the number of rights upon vesting for the value of dividends which would have accrued on the unvested entitlements had they been fully vested on the award date. All vestings are satisfied by way of on-market purchases. 4 This includes an adjustment of -388,737 Rights to Shares to the total number of Rights to Share disclosed in the Appendix 3G submitted on 25 January 2021 as a result of lapses of rights, vesting of rights, and adjustments to the number of rights upon vesting for the value of dividends which would have accrued on the unvested entitlements had they been fully vested on the award date. All vestings are satisfied by way of on-market purchases. 5 The ‘Special Voting Share’ was issued to facilitate the joint voting by shareholders of Rio Tinto Limited and Rio Tinto plc on Joint Decisions following the Dual Listed Company (DLC) merger. 6 The ‘DLC Dividend Share’ was issued to facilitate the efficient management of funds within the DLC structure.

This appendix is not available as an online form Appendix 3G Please fill in and submit as a PDF announcement Notification of issue, conversion or payment up of equity +securities + See chapter 19 for defined terms 31 January 2020 Page 6 Part 6 – Other Listing Rule requirements The questions in this Part should only be answered if you are an ASX Listing (ASX Foreign Exempt Listings and ASX Debt Listings do not need to complete this Part) and: - your response to Q2.1 is “+securities issued under an +employee incentive scheme that are not being immediately quoted on ASX”; or - your response to Q2.1 is “Other” Question No. Question Answer 6.1 *Are the securities being issued under Listing Rule 7.2 exception 131 and therefore the issue does not need any security holder approval under Listing Rule 7.1? Answer this question if your response to Q2.1 is “securities issued under an employee incentive scheme that are not being immediately quoted on ASX”. Yes 1 Exception 13 An issue of securities under an employee incentive scheme if within 3 years before the issue date: (a) in the case of a scheme established before the entity was listed – a summary of the terms of the scheme and the maximum number of equity securities proposed to be issued under the scheme were set out in the prospectus, PDS or information memorandum lodged with ASX under rule 1.1 condition 3; or (b) the holders of the entity’s ordinary securities have approved the issue of equity securities under the scheme as an exception to this rule. The notice of meeting must have included: • a summary of the terms of the scheme. • the number of securities issued under the scheme since the entity was listed or the date of the last approval under this rule; • the maximum number of +equity securities proposed to be issued under the scheme following the approval; and • a voting exclusion statement. Exception 13 is only available if and to the extent that the number of +equity securities issued under the scheme does not exceed the maximum number set out in the entity’s prospectus, PDS or information memorandum (in the case of (a) above) or in the notice of meeting (in the case of (b) above). Exception 13 ceases to be available if there is a material change to the terms of the scheme from those set out in the entity’s prospectus, PDS or information memorandum (in the case of (a) above) or in the notice of meeting (in the case of (b) above).